United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2005

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Amendment to the Press Release dated February 24, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: February 24, 2005

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, February 24, 2005	New York Stock Exchange: MSK Bolsa Mexicana deValores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FOURTH QUARTER 2004
(Peso amounts are stated in millions in constant terms as of December 31, 2004)
RESULTS OF OPERATIONS

4Q04 vs. 4Q03

Net Sales
Sales volume increased 4% during the quarter as a result of the following:

(1) The development of new types of corn flour, which led some corporate customers to use GIMSA as their preferred supplier
(2) Increases in sales to some of our corporate customers resulting from their growth
(3) Increased sales coverage in rural areas related to a new supply agreement with DICONSA, the government's rural welfare program
(4) Export sales to Gruma Corporation

Net sales increased 5% to Ps 1,507 million, reflecting higher sales volume and, to a lesser extent, higher corn flour prices. The company has been implementing selective and gradual price increases throughout 2004 and, more importantly, during 4Q04 in order to offset higher energy and corn costs.

Cost of sales as a percentage of net sales increased to 72.2% compared to 71.7%, resulting mainly from higher energy and corn costs as price increases were not sufficient to offset these cost increases. In absolute terms, cost of sales increased 6% in connection with sales volume growth and cost increases.

SG&A as a percentage of net sales increased slightly, from 18.1% to 18.2%. In absolute terms, SG&A rose 6% to Ps 274 million as a result of higher selling expenses stemming from the company's national marketing campaign launched at the end of 2003. To a lesser extent, higher freight expenses in connection with increased freight tariffs and additional sales to customers pursuant to which the company usually absorbs the freight expense also contributed to the rise.

Operating income as a percentage of net sales decreased to 9.6% from 10.2% in 4Q03 and, in absolute terms, stayed flat at Ps 145 million due to the cost and expense increases mentioned above.

Net Comprehensive Financing Cost

Items	4Q04 Ps millions	4Q03 Ps millions	Change Ps millions	Comments
Interest expense	3	3	-
Interest income	(31)	(19)	(12)	Higher outstanding cash balances and higher interest rates
Foreign exchange loss (gain)	(1)	0	(1)
Monetary position loss (gain)	37	31	6	Higher net monetary asset position
Total	8	15	(7)

Taxes and Employees' Profit Sharing
 Provisions for income taxes and employees' profit sharing resulted in income of Ps 102 million, compared to income of Ps 24 million in 4Q03. The Ps 78 million increase resulted from a reduction of deferred taxes in connection with the reduction of the income tax rate.

As a result of the amendments to the income tax law approved on November 13, 2004, the income tax rate will be 30%, 29%, and 28% for 2005, 2006, and 2007, respectively. The modification of the tax rate mentioned above has been considered in the calculation of the 2004 deferred income tax and will result in reduced net deferred tax liability and a benefit to income for the same amount. According to Bulletin D-4, ''Accounting Treatment of Income Tax, Asset Tax and Employee's Statutory Profit Sharing'', deferred income taxes should be determined using the statutory tax rate effective when the deferred tax assets and liabilities will be recovered or settled.

Majority Net Income
Majority net income increased 65% to Ps 236 million due mainly to the aforementioned deferred income tax reduction. Majority net income as a percentage of net sales increased to 15.7% from 10.0%.

FINANCIAL POSITION

December 2004 vs. September 2004

On December 31, 2004, assets totaled Ps 7,468 million, 3% higher than on September 30, 2004. The increase was due mainly to higher accounts receivable in connection with (1) increased sales to corporate customers, who usually enjoy longer payment periods, and (2) higher sales volume. Higher cash balances also contributed to the increase.

Total liabilities on December 31, 2004, were Ps 1,364 million, representing an increase of 5%, due to higher trade accounts payable in connection with the purchase of corn inventories during the winter crop harvest.

Stockholders' equity on December 31, 2004, was Ps 6,104 million, representing a 3% increase.

FINANCIAL RATIOS

Operational Ratios

	4Q04	3Q04	4Q03
Accounts receivable outstanding (days to sales)	51	47	46
Inventory turnover (days to cost of sales)	95	91	108
Net working capital turnover (days to sales)	114	114	122
Asset turnover (total assets to sales)	1.2	1.2	1.3

Profitability Ratios

	4Q04%	3Q04%	4Q03%
ROA	5.7	4.5	4.7
ROE	6.9	5.4	5.8
ROIC	3.8	3.7	3.9

CONFERENCE CALL
GIMSA will hold a conference call to discuss fourth quarter 2004 results on February 25, 2005, at 11:30 a.m. ET (10:30 a.m. Mexico and CT; 9:30 a.m. MT; 8:30 a.m. PT). From the United States or Canada please call (800) 475-3716; international or local callers dial (719) 457-2728. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, (719) 457-0820 for international or local callers; pass code: 1572664. For more details, please visit the Investor Relations page of the website. The audio web-cast will be archived on the site

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of December 31, 2004, and were prepared in accordance with Mexican generally accepted accounting principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index

ABOUT GIMSA

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA owns 17 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2004)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q04**	4Q03	VAR (%)	3Q04	VAR (%)	**2004**	2003	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**377**	364	4	375	1	**1,454**	1,414	3
RETAIL	**53**	52	3	55	(4)	**208**	205	2
BULK	**321**	308	4	316	1	**1,230**	1,191	3
TORTILLA	**4**	4	(20)	4	(8)	**16**	18	(11)
NET SALES	**1,507**	1,429	5	1,493	1	**5,787**	5,471	6
GROSS PROFIT	**419**	404	4	377	11	**1,523**	1,432	6
GROSS MARGIN (%)	**27.8%**	28.3%		25.3%		**26.3%**	26.2%	
OPERATING INCOME	**145**	145	(0)	108	34	**451**	414	9
OPERATING MARGIN (%)	**9.6%**	10.2%		7.2%		**7.8%**	7.6%	
COMPREHENSIVE FINANCING COST (INCOME)	**8**	15		7		**0**	5	
INTEREST EXPENSE	**3**	3		2		**9**	7	
INTEREST INCOME	**(31)**	(19)		(15)		**(90)**	(70)	
FOREIGN EXCHANGE LOSS (GAIN)	**(1)**	1		1		**(3)**	4	
MONETARY POSITION LOSS (GAIN)	**37**	31		20		**85**	64	
OTHER (INCOME) EXPENSE	**(6)**	(3)		60		**47**	(8)	
TAXES AND EMPLOYEES' PROFIT SHARING	**(102)**	(24)	(331)	12	(935)	**(17)**	68	(125)
NET INCOME	**244**	157	55	29	742	**420**	349	20
MAJORITY NET INCOME	**236**	144	65	27	775	**406**	328	24
EARNINGS PER SHARE[1]	**0.26**	0.16	65	0.03	775	**0.44**	0.36	24
EARNINGS PER ADR (US$)[2]	**0.35**	0.21	65	0.04	775	**0.59**	0.48	24
DEPRECIATION AND AMORTIZATION	**52**	67		63		**255**	275	
EBITDA[3]	**197**	212	(7)	172	15	**706**	689	2
CAPITAL EXPENDITURES	**14**	22		17		**60**	85	

BALANCE SHEET SUMMARY	**Dec-04**	Dec-03	VAR (%)	Sep-04	VAR (%)
CASH AND CASH EQUIVALENTS	**206**	198	4	180	15
TRADE ACCOUNTS RECEIVABLE	**853**	730	17	773	10
OTHER ACCOUNTS RECEIVABLE	**1,234**	1,000	23	1,114	11
INVENTORIES	**1,155**	1,227	(6)	1,134	2
CURRENT ASSETS	**3,533**	3,249	9	3,243	9
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,802**	4,099	(7)	3,854	(1)
TOTAL ASSETS	**7,468**	7,492	(0)	7,229	3
SHORT-TERM DEBT	**0**	0	0	0	0
CURRENT LIABILITIES	**488**	360	35	323	51
LONG-TERM DEBT	**0**	0	0	0	0
TOTAL LIABILITIES	**1,364**	1,388	(2)	1,303	5
STOCKHOLDERS' EQUITY	**6,104**	6,104	0	5,927	3
MAJORITY STOCKHOLDERS' EQUITY	**5,750**	5,737	0	5,575	3
CURRENT ASSETS/CURRENT LIABILITIES	**7.24**	9.01		10.04	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.22**	0.23		0.22	
BOOK VALUE PER SHARE[1]	**6.26**	6.25		6.07	

[1] Based on 918,405,000 shares outstanding as of December 2004, December 2003, and September 2004.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 11.15 per dollar as of December 31, 2004.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN

(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS UNTIL 1 YEAR	DENOMINATED IN PESOS MORE THAN 1 YEAR	NATIONAL ENTITIES CURRENT YEAR	NATIONAL ENTITIES UNTIL 1 YEAR	NATIONAL ENTITIES UNTIL 2 YEARS	NATIONAL ENTITIES UNTIL 3 YEARS	NATIONAL ENTITIES UNTIL 4 YEARS	NATIONAL ENTITIES UNTIL 5 YEARS	FOREIGN ENTITIES CURRENT YEAR	FOREIGN ENTITIES UNTIL 1 YEAR	FOREIGN ENTITIES UNTIL 2 YEARS	FOREIGN ENTITIES UNTIL 3 YEARS	FOREIGN ENTITIES UNTIL 4 YEARS	FOREIGN ENTITIES UNTIL 5 YEARS
SUPPLIERS			58,348	-	-	150,236	-	-	-	-	-	-	-	-	-	-
OTHERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**58,348**	**0**	**0**	**150,236**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			262,389	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**262,389**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**320,737**	**0**	**0**	**150,236**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT

DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SALES VOLUME	NET SALES AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR & TORTILLA	1,446,156	4,263,907	1,404,923	5,660,118	75	MASECA	SUPER MARKET
	-	-	-	-	-		
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		4,263,907		5,660,118			

FOREIGN SELL

MAIN PRODUCT	NET SALES VOLUME	NET SALES AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
-	-	-	-	-	-
CORN FLOUR	32,740	126,674	EEUU	MASECA	AZTECA MILLING, CO
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		126,674			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES PORTION	NUMBER OF SHARES PORTION	NUMBER OF SHARES MEXICAN	NUMBER OF SHARES SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	CAPITAL STOCK (Thousands of Pesos) VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S

February 24, 2005

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Senior Corporate Controller, respectively, of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Senior Corporate Controller